SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 19, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K its Report of Statutory Auditors and the Interim Condensed Consolidated Financial Statements for the Six Month Period ended June 30, 2005.

STATUTORY AUDITORS’ REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

This is a free translation into English of the Statutory Auditors’ review report issued in the French language and is provided solely for the convenience of English speaking readers. The report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the stockholders of GROUPE DANONE,

In our capacity as Statutory Auditors of the Company and as required by article L. 232-7 of the French Commercial Code (Code de commerce), we have reviewed the accompanying interim condensed consolidated financial statements of GROUPE DANONE and its subsidiaries, expressed in euros, for the six month period ended June 30, 2005, and examined the information contained in the management report.

These interim condensed consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, based on our review, is to issue a report on these interim condensed consolidated financial statements.

As part of the conversion to International Financial Reporting Standards (IFRS) as adopted within the European Union for the preparation of the 2005 consolidated financial statements, the interim condensed consolidated financial statements have been prepared for the first time by applying the principles of recognition and measurement set out in said standards and in conformity with the definition of interim accounts provided in the General Regulations issued by the Autorité des Marchés Financiers (French Market Regulator). They include comparative data, for full-year 2004 and first-half 2004, adjusted in accordance with the same rules.

We conducted our review in accordance with the professional standards applicable in France. Those standards require that we perform limited procedures to obtain assurance, below the level resulting from an audit, that the interim consolidated financial statements do not contain any material errors. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards applicable in France.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with the rules governing presentation and disclosure applicable in France and with the principles of recognition and measurement set out in the IFRS adopted within the European Union, as detailed in the notes to the interim consolidated financial statements.

We bring to your attention the following matters set out in note 1.A to the interim condensed consolidated financial statements:

•	Whilst complying with the rules concerning presentation and disclosure specified in CNC recommendation 99-R-01 and the General Regulations issued by the AMF, the options used for presenting the interim condensed consolidated accounts do not include all of the disclosures required by IFRS as adopted by the European Union;

•	The comparative information that will be presented in the consolidated financial statements for the year ending December 31, 2005 and in the interim consolidated financial statements for the six months ending June 30, 2006 may differ from the information presented in the accompanying interim consolidated financial statements, notably as regards the accounting treatment presented in note 1.Q. to the interim condensed consolidated financial statements.

In accordance with professional standards applicable in France, we have also examined the information given in the management report accompanying the interim consolidated financial statements that were the subject of our review. We have no matters to report concerning the fairness of the information given in this report and its consistency with the interim consolidated financial statements.

Paris and Neuilly-sur-Seine, August 31, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	Mazars & Guérard

GROUPE DANONE

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005

GROUPE DANONE’S HALF YEAR MANAGEMENT REPORT – JUNE 2005

During the first half of 2005, Groupe Danone achieved very strong sales growth at constant exchange rates and scope of consolidation, leading to an increase in its profitability.

Net Sales

For the six months ended June 30, 2005, Groupe Danone’s consolidated net sales amounted to € 6,437 million, showing a 2.9% increase compared to the six months ended June 30, 2004. This 2.9% increase included a 6.5% increase at constant exchange rates and scope of consolidation, a 3.2% decrease arising from the effect of changes in the scope of consolidation, and a 0.4% negative foreign currency translation impact.

Changes in the scope of consolidation mainly came from the deconsolidation of (i) the Group’s biscuits activities in the United Kingdom and Ireland, effective from the third quarter 2004, (ii) the Group’s biscuits activities in Brazil and Argentina as from January 1, 2005 and (iii) the Group’s water activities in Italy as from January 1, 2005.

The 6.5% growth in net sales at constant exchange rates and scope of consolidation was due to a 5.2% positive volume effect and a 1.3% positive price effect.

Business Lines and Geographic Areas (at constant exchange rates and scope of consolidation)

Fresh Dairy Products Division continued to show a strong performance with a 7.2% rise in net sales. A significant 8.6% increase in net sales was also achieved by the Beverages Division. Net sales increased by 1.3% in the Biscuits Division.

At constant exchange rates and scope of consolidation, Europe, Asia and the Rest of the World reported growth in net sales of 2.9%, 10.8% and 16.4%, respectively.

Trading Operating Income

Groupe Danone’s trading operating income amounted to € 857 million in the first half of 2005, showing a 4.5% increase compared to the first half of 2004.

Groupe Danone’s trading operating margin was up 21 basis points, from 13.10% in the first half of 2004 to 13.31% in the first half of 2005.

This performance, which partly came from changes in the scope of consolidation, was achieved despite increased raw material costs, mainly plastics.

Net Income

The following table shows a reconciliation between Groupe Danone’s net income attributable to the Group (€ 346 million in the first half of 2005 compared to € 547 million in the first half of 2004) and Groupe Danone’s underlying net income attributable to the Group (€ 502 million in the first half of 2005 compared to € 468 million in the first half of 2004, showing a 7.3% increase):

(In millions of euros)	Six months ended June 30, 2005	Six months ended June 30, 2004
Net income attributable to the Group	346	547
- Non-current net income from continuing operations	179	(56)
- Net income from discontinued operations	(23)	(23)

Underlying net income from continuing operations	502	468

The Group is currently discussing the disposal to third parties of its investment in the Water HOD activities in the United States, as a result of which the Group recorded a € 200 million charge net of tax. This charge, which is reflected under the line item “Share in net income (loss) of affiliates” in the consolidated income statement, represents the main item of the Group’s € 179 million non-current net loss.

Net income from the “Sauces” activities (€ 23 million in the first half of 2005, similar to that of the first half of 2004), which will be disposed of in the near future, has been recorded in the line item “Net income from discontinued operations” in the income statement.

Diluted underlying earnings per share from continuing operations increased by 9.3%, from € 1.83 in the first half of 2004 to € 2.00 in the first half of 2005.

Financing – Balance sheet

Free cash flow (1) remained stable compared to the first half of 2004, at € 485 million.

Capital expenditures amounted to € 228 million in the first half of 2005 compared to € 210 million in the first half of 2004.

During the first half of 2005, the Group invested € 595 million in share repurchases and received € 67 million from the disposal of treasury shares (through stock option plans).

Net financial debt (2) increased from € 4,538 million as of December 31, 2004 to € 4,830 million as of June 30, 2005.

Groupe Danone’s parent company unconsolidated financial information

In the first half of 2005, the parent company’s net sales and current income before tax amounted to € 58 million and € 86 million, respectively, compared to € 43 million and € 90 million, respectively, in the first half of 2004.

Future Prospects

The performance for the first half of 2005 was in line with internal objectives and allowed Groupe Danone to confirm its 2005 financial targets. At constant exchange rates and scope of consolidation, the target for net sales growth is expected to be in the +6% to +7% range, operating margin is targeted to increase by approximately 20 to 40 basis points, and underlying earnings per share are targeted to increase by approximately 10%.

(1)	Free cash flow corresponds to cash flows from operating activities (€ 713 million) less capital expenditure (€ 228 million).
(2)	Net financial debt is defined as short-term debt and bank overdrafts, long-term debt and convertible bonds less cash and cash equivalents, marketable securities and, in 2004, items amounting to € 69 million reflected in other long-term assets and short-term loans.

GROUPE DANONE

CONSOLIDATED STATEMENTS OF INCOME

	(in millions of euro)
	Six months ended		Year ended
	June 30, 2005	June 30, 2004	Dec 31, 2004
Net sales	6,437	6,257	12,273
Cost of goods sold	(3,280)	(3,141)	(6,223)
Selling expenses	(1,657)	(1,598)	(3,108)
General and administrative expenses	(486)	(491)	(976)
Research and development expenses	(66)	(63)	(129)
Other (expense) income	(91)	(144)	(229)

Trading operating income	857	820	1,608

Other operating (expense) income	—	(20)	(49)

Operating income	857	800	1,559

Interest income	31	31	55
Interest expense	(98)	(87)	(149)

Cost of net debt	(67)	(56)	(94)
Other financial (expense) income	(17)	94	104

Income before tax from consolidated companies	773	838	1,569

Income tax	(219)	(247)	(428)

Income from consolidated companies	554	591	1,141
Share in net income (loss) of affiliates	(133)	22	(550)

Net income from continuing operations	421	613	591
Net income from discontinued operations	23	23	47

Net income	444	636	638

- Attributable to the Group	346	547	449

- Attributable to minority interests	98	89	189

PER SHARE INFORMATION (in euro, except number of shares)

Earnings per share attributable to the Group	1.40	2.18	1.79

Diluted earnings per share attributable to the Group	1.38	2.13	1.79

Number of shares used in calculating earnings per share	247,582,125	250,573,468	250,671,990

Number of shares used in calculating diluted earnings per share	253,679,587	257,801,708	251,195,695

GROUPE DANONE

CONSOLIDATED BALANCE SHEETS

	(In millions of euro)
	JUNE 30, 05	JUNE 30, 04	DEC 31, 04
ASSETS
Property, plant and equipment, net	2,722	2,685	2,636
Brand names	1,025	1,167	1,156
Other intangible assets, net	199	179	197
Goodwill, net	3,861	3,559	3,847

	5,085	4,905	5,200

Investments accounted for under the equity method	1,369	2,502	1,961
Investments in non-consolidated companies	207	295	244
Long-term loans	328	319	312
Deferred taxes	116	83	101
Other long-term assets	172	293	198

Non-current assets	9,999	11,082	10,652

Inventories	617	607	597
Trade accounts and notes receivable	1,757	1,773	1,426
Other accounts receivable and prepaid expenses	615	643	562
Short-term loans	60	33	40
Marketable securities	1,123	1,131	2,200
Cash and cash equivalents	554	488	466
Assets held for sale	722	494	136

Current assets	5,448	5,169	5,427

Total assets	15,447	16,251	16,079

LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock (par value €0.5 per share)	132	134	134
Additional paid-in capital	244	258	259
Retained earnings	4,603	4,939	4,850
Cumulative translation adjustments	127	91	(97)
Treasury stock	(1,118)	(916)	(918)
Net income recognized directly in equity	10	30	28

Stockholders’ equity attributable to the Group	3,998	4,536	4,256

Minority interests	275	236	250

Stockholders’ equity	4,273	4,772	4,506

Convertible bonds	70	600	605
Long-term debt	5,924	5,587	6,072
Retirement indemnities, pensions and post-retirement healthcare benefits	314	341	328
Deferred taxes	374	402	423
Provisions and other liabilities	297	247	364

Stockholders’ equity and non-current liabilities	6,979	7,177	7,792

Trade accounts and notes payable	1,792	1,720	1,632
Accrued expenses and other current liabilities	1,780	1,779	1,550
Short-term debt and bank overdrafts	513	702	527
Liabilities held for sale	110	101	72

Current liabilities	4,195	4,302	3,781

Total liabilities and stockholders’ equity	15,447	16,251	16,079

GROUPE DANONE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of euro)
	Six months ended		Year ended
	June 30, 2005	June 30, 2004	Dec. 31, 2004
Net income	346	547	449
Minority interests in net income of consolidated subsidiaries	98	89	189
Net income from discontinued operations	(23)	(23)	(47)
Share in net income (loss) of affiliates	133	(22)	550
Depreciation and amortization	232	239	481
Dividends received from affiliates	7	14	45
Other	24	(63)	(93)

Cash flows provided by operations	817	781	1,574
(Increase) decrease in inventories	(20)	(46)	(70)
(Increase) decrease in trade accounts receivable	(345)	(431)	(27)
(Increase) decrease in trade accounts payable	131	150	143
Changes in other working capital items	130	242	74

Net change in current working capital	(104)	(85)	120

Cash flows provided by operating activities	713	696	1,694

Capital expenditures	(228)	(210)	(520)
Purchase of businesses and other investments	(151)	(42)	(98)
Proceeds from the sale of businesses and other investments	247	209	650
(Increase) decrease in long-term loans and other long-term assets	(19)	117	130
Changes in cash and cash equivalents of discontinued operations	14	28	52

Cash flows (used in) provided by investing activities	(137)	102	214

Increase in capital and additional paid-in capital	57	43	38
Purchases of treasury stock	(528)	(211)	(213)
Dividends	(472)	(442)	(456)
Increase (decrease) in long-term debt	(613)	(452)	(290)
Increase (decrease) in short-term debt	(30)	(367)	(536)
Increase (decrease) in marketable securities	1,090	636	(415)
Miscellaneous	—	15	—

Cash flows (used in) provided by financing activities	(496)	(778)	(1,872)

Effect of exchange rate changes on cash and cash equivalents	8	17	(21)

Increase (decrease) in cash and cash equivalents	88	37	15

Cash and cash equivalents at beginning of period	466	451	451

Cash and cash equivalents at period end	554	488	466

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Number of shares		In millions of euros
	Issued	Excluding treasury stock	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustments	Treasury stock	Net income recognized directly in equity	Stockholders’ equity - Group	Minority interests	Stockholders’ equity
As of January 1, 2004	269,950,986	253,137,534	135	377	4,681	—	(862)	59	4,390	253	4,643

Capital stock issues	744,534	744,534		38					38	—	38
Capital stock reduction	(2,600,000)	(2,600,000)	(1)	(156)					(157)	(1)	(158)
Changes in treasury stock		(515,267)					(56)		(56)	—	(56)
Net income for 2004					449				449	189	638
Dividends paid					(308)				(308)	(147)	(455)
Translation adjustments						(97)			(97)	(24)	(121)
Changes in the scope of consolidation									—	(4)	(4)
Unrealized gain (loss) on available-for-sale securities								(33)	(33)	—	(33)
Cash flow hedges								2	2	—	2
Stock options					28				28	—	28
Put options granted to minority shareholders									—	(16)	(16)

As of December 31, 2004	268,095,520	250,766,801	134	259	4,850	(97)	(918)	28	4,256	250	4,506

Capital stock issues	739,670	739,670	0	41					41	16	57
Capital stock reduction	(4,600,000)	(4,600,000)	(2)	(56)	(270)				(328)		(328)
Changes in treasury stock		(2,262,767)					(200)		(200)		(200)
Net income for the six months ended June 30, 2005					346				346	98	444
Dividends paid					(334)				(334)	(138)	(472)
Translation adjustments						224			224	40	264
Changes in the scope of consolidation										(43)	(43)
Unrealized gain (loss) on available-for-sale securities								(5)	(5)		(5)
Cash flow hedges								(13)	(13)		(13)
Stock options					11				11		11
Put options granted to minority shareholders										52	52

As of June 30, 2005	264,235,190	244,643,704	132	244	4,603	127	(1,118)	10	3,998	275	4,273

Notes to the unaudited interim financial statements

1- Accounting principles

A- Consolidation principles

The consolidated financial statements of GROUPE DANONE, its subsidiaries and affiliates (together, the “Group”), for the financial year 2005 are prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union. In accordance with the recommendation of stock exchange regulators, especially the recommendation from the Committee of European Securities Regulators (the “CESR”) dated December 30, 2003, and the AMF’s Règlement Général, the interim consolidated financial statements as of and for the six months ended June 30, 2005 are presented in accordance with French rules, but have been prepared based on the recognition and measurement principles of the IFRS as adopted by the European Union and that will be applicable as of December 31, 2005. The interim consolidated financial statements have therefore not been prepared in accordance with IAS 34, Interim Financial Reporting. In addition, given that the financial statements as of and for the year ended December 31, 2005 will have to be prepared based on all the standards and interpretations that will be effective as of that date, it is possible that the comparative information presented for the year 2005 and the six months ended June 30, 2006 be prepared based on accounting principles different from those retained to prepare the financial statements for the six months ended June 30, 2005.

The consolidated financial statements relating to the periods preceding January 1, 2005, were prepared based on accounting principles generally accepted in France (Rule 99-02 from the CRC relating to consolidated financial statements and Rule 99-01 from CRC relating to interim financial information). In order to ensure comparability with the financial statements as of and for the six months ended June 30, 2005, the financial statements as of and for the six months ended June 30, 2004 and the financial statements as of and for the year ended December 31, 2004 have been adjusted to comply with IFRS. The main differences between accounting principles generally accepted in France and IFRS are presented in the annual report on Form 20-F for the year 2004 and in Note 9 below for the six months to June 30, 2004.

All subsidiaries in which the Group holds, directly or indirectly, a controlling interest are consolidated. Control over an entity is presumed when the Group has the capacity to govern the operating and financial policies of such entity, regardless of its controlling interest. Consequently, some entities in which the Group holds a percentage of control lower than 50% may be consolidated. All assets, liabilities and income statement items relating to subsidiaries are reflected in the Group’s consolidated financial statements, after elimination of intercompany balances and transactions.

All companies in which the Group exercises, directly or indirectly, a significant influence or joint control are accounted for using the equity method. Under this method, the Group accounts for its proportionate share in the company’s net income and net assets.

Investments in companies that meet the above-mentioned criteria but are not included in the scope of consolidation are reflected as investments in non-consolidated companies. The inclusion of such companies in the scope of consolidation would not have a significant impact on the consolidated financial statements.

Net income of subsidiaries or equity affiliates acquired (disposed of) during the year is included in the consolidated income statement as from the acquisition date (up until the disposal date).

All significant intercompany balances and transactions (including dividends) are eliminated in the consolidated financial statements.

B- Foreign currency translation

Transactions denominated in foreign currencies

Transactions denominated in foreign currencies are translated into euro using the exchange rate prevailing on the date of the transaction. At period end, accounts receivable and accounts payable denominated in foreign currencies are translated into euro using period end exchange rates. Foreign exchange gains and losses arising from transactions in foreign currencies are recorded under the line item “Other (expense) income” in the consolidated income statement, except those arising from (i) transactions of a long-term investment nature and (ii) financial debts denominated in foreign currencies that are used to hedge long-term investments denominated in the same currencies. Such unrealized gains and losses are reflected in stockholders’ equity, under the heading “Cumulative translation adjustments”.

Translation of financial statements of foreign operations

Financial statements of foreign operations are translated into euro as follows:

•	balance sheet items are translated using period-end exchange rates;

•	income statement items are translated using the average exchange rate for the period.

The resulting exchange differences, which are included in stockholders’ equity under the heading “Cumulative translation adjustments”, are recognized in the income statement when the related foreign investments are sold or liquidated.

C- Intangible assets

Goodwill

Upon acquisition of a subsidiary or affiliate, the acquisition cost is allocated on a fair value basis to the identifiable assets and liabilities acquired. The difference between the cost of acquisition and the Group’s share in the fair value of the assets and liabilities acquired is recorded under the heading “Goodwill, net” for consolidated entities and under the heading “Investments accounted for under the equity method” for equity affiliates.

Goodwill arising from the acquisition of a foreign entity is recorded in the functional currency of the entity acquired.

Brands and other intangible assets

Acquired brands with a substantial and long-term sustainable value that are supported by advertising expenses and that have an indefinite useful life are recorded under the heading “Brand names” in the consolidated balance sheet. The valuation of these brands is generally determined with the assistance of valuation specialists, taking into account various factors, including brand awareness and earnings contribution. These brands, which are legally protected, are not amortized. Brand names that are determined to have a finite life are reflected under the heading “Other intangible assets, net” in the consolidated balance sheet. They are amortized over their estimated useful life, which does not exceed forty years.

Licenses, patents and other acquired intangible assets are recorded at acquisition cost under the heading “Other intangible assets, net” in the consolidated balance sheet. They are amortized on a straight-line basis over their estimated useful lives, not exceeding forty years.

Impairment reviews

Intangible assets (including goodwill) are reviewed for impairment at least annually and whenever events or circumstances indicate that they may be impaired. An impairment charge is recorded when the recoverable value of an intangible asset becomes durably lower than its carrying value.

The recoverable value of an intangible asset corresponds to the higher of market value and value in use. Value in use is assessed with reference to multiple of earnings or expected future discounted cash flows of the Cash Generating Unit (“CGU”) to which the asset belongs. CGUs correspond to groups of subsidiaries that are included in a same reportable segment and that generate cash flows largely independent from those generated by other CGUs. Cash flows used to determine value in use are derived from the CGU’s business plans, which usually cover a period of five years. Future cash flows beyond that period are extrapolated using a perpetual growth rate that is specific to each CGU. Future cash flows are then discounted using a weighted average cost of capital that is specific to the countries where the CGU operates. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction.

D- Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition or at construction cost.

Leased assets are recorded as fixed assets in the consolidated balance sheet, for an amount equivalent to the discounted value of future lease payments, when, in substance, the terms of the lease transfer to the Group the majority of the risks and rewards associated with the ownership of the asset.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives as follows:

•	Buildings: 15 to 40 years;

•	Machinery and equipment: 6 to 15 years;

•	Others: 3 to 10 years.

Property, plant and equipment are reviewed for impairment when events or circumstances indicate that they may be impaired. An impairment charge is recorded when the recoverable value of an asset (or group of assets) becomes durably lower than its carrying value. Recoverable value corresponds to the higher of value in use and market value. Value in use is estimated on the basis of the discounted cash flows the asset (or group of assets) is expected to generate over its estimated useful life. Market value corresponds to the estimated net selling price that could be obtained by the Group in an arm’s length transaction.

Interest relating to funds borrowed to finance construction of property, plant and equipment is included in the cost of the asset during the construction period.

Refundable containers are recorded at cost. They are depreciated on a straight-line basis, based on available statistics for each company, over the shortest of the following estimated useful lives:

•	physical useful life, taking into account the internal and external breakage rates and wear and tear;

•	commercial useful life, taking into account planned or likely modifications of containers.

Liabilities for deposits received are revalued when refundable rates per container change. Any loss arising from changes in refundable rates is charged to income as incurred.

E- Investments in non-consolidated companies

Investments in non-consolidated companies are treated as available-for-sale investments. They are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in stockholders’ equity. Unrealized losses that are other than temporary are recorded in the income statement. For listed companies, fair value is assessed based on the stock price as of the end of the period. For non listed companies, fair value is assessed based on recent transactions entered into with third parties, put and/or call options negotiated with third parties or external appraisals. When such elements do not exist, fair value is determined to be equivalent to the carrying value. Dividends received from non-consolidated companies are recorded in the income statement of the year during which they are received.

F- Long-term loans

Long-term loans that bear interest are measured at amortized cost, using the effective interest rate method.

G- Inventories

Inventories are stated at the lower of cost or market value. Cost is primarily determined using the weighted average method.

H- Marketable securities

Marketable securities are treated as trading securities. They are carried at market value, with changes in market value recorded in the income statement.

I- Cash and cash equivalents

Cash equivalents consist of highly liquid investments, debt instruments and deposits with a maturity of three months or less at the date of purchase. Cash equivalents are carried at market value.

J- Treasury stock

GROUPE DANONE’s capital stock held by the Company and its subsidiaries is reflected as a reduction in total stockholders’ equity under the heading “Treasury stock”. Treasury stock is measured at historical cost.

K- Grants and subsidies

Investment subsidies are reflected in the balance sheet under the heading “Provisions and other liabilities”. They are released to income (in the line item “Other (expense) income”) on a straight-line basis over the estimated useful lives of the related fixed assets.

Other grants and subsidies are recorded in the line “Other (expense) income” in the income statement of the year during which these grants are earned.

L- Income taxes

Deferred income taxes are recorded for all temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except those differences that relate to goodwill. Deferred taxes are calculated using the liability method, applying the last enacted income tax rates expected to be applicable when the temporary differences will reverse. Income taxes relating to the subsidiaries’ undistributed retained earnings are recorded when distribution of these retained earnings is expected in the foreseeable future.

Deferred tax assets are reserved for when it is more likely than not that these taxes will not be recovered.

M- Retirement indemnities, pension costs and post-retirement healthcare benefits

The Group’s benefit obligations relating to defined benefit pension and retirement indemnity schemes are calculated using retrospective actuarial valuation based on actuarial assumptions that take into account the economic situation of each country. These obligations are covered either through provisions recorded in the balance sheet over the period the rights are acquired or through assets held in externally managed funds to which the Group contributes.

The Group’s obligations relating to post-retirement benefits are recognized over the period during which the rights are acquired by the employees. Accrued obligations are based on actuarial valuations that take into account assumptions regarding mortality and future healthcare cost trends.

Gains and losses resulting from changes in the actuarial assumptions that are used to calculate the obligations and estimated return on assets are recognized in the income statement over the estimated average residual active life of the employees, for the portion of the changes that exceeds 10% of the higher of the obligation and the plan assets.

N- Provision for risks and liabilities

Provisions for identified risks and liabilities of uncertain timing or amount are recorded when the Group has a present obligation to a third party as a result of a past event and it is certain or probable that this obligation will result in a net outflow of resources for the Group.

O- Convertible bonds

The nominal amount of convertible bonds is allocated at the issue date between its debt component and its equity component. The value of the equity component, which corresponds to the conversion option, is the difference between the total value of the instrument and the value of the debt component. At the issue date, the value of the debt component corresponds to the market value of a debt instrument having the same characteristics, but without a conversion option. The debt component is subsequently measured at amortized cost, using the effective interest rate method.

P- Financial instruments

The Group uses derivative financial instruments, mainly through specialized subsidiaries, for the purpose of managing its exposure to currency fluctuations, interest rate risks and changes in the prices of raw materials. As a policy, the Group does not enter into speculative or leveraged transactions, nor does the Group hold or issue financial instruments for trading purposes.

In accordance with IAS 39, all derivative financial instruments must be recorded in the balance sheet at their fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in equity: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are directly recognized in the income statement.

Derivative financial instruments that are not classified as hedging instruments are recorded at fair value at year-end, with changes in fair value recorded in the income statement.

Q- Put options granted to minority stockholders

In accordance with IAS 32, when minority interests hold put options that enable them to sell their investment to the Group, the minority’s share in the subsidiaries’ net assets is reflected as a financial liability in the consolidated balance sheet. This financial liability is measured at the exercise price of the option.

As of today, there remains some uncertainty regarding the treatment of the difference between the exercise price of the options and the carrying value of the minority interests that have to be reflected as financial liabilities. In the absence of guidance from IFRIC, the Group has chosen to present such a difference as additional goodwill. This goodwill will be adjusted at period end to reflect changes in the exercise price of the options and in the carrying value of minority interests to which they relate.

R- Net sales

Net sales are recognized when title and risk of loss pass to the customers in accordance with customer purchase orders or sales agreements.

Net sales are stated net of trade discounts, customer allowances and trade support actions that are generally invoiced by customers.

Uncollectible accounts receivable are estimated and reserved for when payment is not reasonably assured. The method used for determining such reserve has not changed over the last three years.

S- Advertising expenses

Advertising costs are expensed as incurred.

T- Research and development costs

Research and development costs are expensed as incurred.

U- Other operating (expense) / income

Other operating income and expense comprise significant items that, because of their unusual nature, cannot be viewed as inherent to the operating activities of the Group. They mainly include capital gains and losses on disposals of consolidated activities as well as impairment charges in relation to long-lived assets of subsidiaries.

V- Stock options

Stock options granted to employees are measured at their grant date fair value. Fair value is determined using the Black and Scholes valuation model, based on assumptions determined by management. Fair value is expensed over the vesting period (two years), with a corresponding increase in stockholders’ equity. Prior period expense recorded in relation to options that lapse before they vest are reversed in the income statement of the period during which they lapse.

W- Earnings per share

Earnings per share are based on the weighted average number of shares outstanding during the year after deducting GROUPE DANONE’s treasury stock held by the Company and its subsidiaries.

Diluted earnings per share are calculated in a similar manner, except that the number of shares is increased to take into account shares that could potentially be issued (convertible bonds, options to subscribe or purchase shares) and net income is increased to take into account the related theoretical reduction in interest charges, net of tax.

X- Discontinued operations and assets & liabilities held for sale

Assets and liabilities held for sale are reflected on separate line items in the consolidated balance sheet of the period during which the decision to sell is made. Balance sheets of prior periods are not restated. In addition, net income and cash flows of discontinued operations are reflected in separate line items of the consolidated income statement and statement of cash flows, respectively, for all periods presented. IFRS 5 defines a discontinued operation as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components (ii) is held for sale or has been sold, and (iii) that represents a separate major line of business or geographic area of operations. The Group has determined that, given the way it is organized, components correspond to the reportable segments and geographic areas.

Y- Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Z- Reclassification

Certain amounts in prior periods’ financial statements may have been reclassified for comparability with the previous period presented.

2- Changes in the scope of consolidation

The following changes in the scope of consolidation had an impact on the comparability of results for the periods ending June 30, 2005 and June 30, 2004, respectively:

•	As from January 1, 2005, deconsolidation of entities that were consolidated in the first half of 2004:

•	Bagley (Biscuits activities of Danone Argentina) and Tricamp Alimentos (Biscuits – Brazil), following the contribution of these activities to a joint-venture formed with the Arcor group;

•	Italaquae (Beverages – Italy), following the completion of the disposal in January 2005;

•	Jacobs and Irish Biscuits (Biscuits – United Kingdom and Ireland), entities that were disposed of in September and August 2004, respectively.

•	As from January 1, 2005, the following entities, that were accounted for under the equity method in the first half of 2004, have no longer been included in the scope of consolidation:

•	Galletas Noel (Biscuits – Colombia);

•	Delta Dairy (Fresh Dairy Products – Greece).

•	As from January 1, 2005, first time equity accounting of Bagley Latino America (Biscuits – South America), joint venture formed with the Arcor group, in which the Group holds a 49% interest.

•	Increase in the Group’s interest in Danone Asia, up to 96.78%, following the acquisition of a 3.22% interest held by minority stockholders.

Financial investments and proceeds from disposals that are reflected in the statement of cash flows for the first half of 2005 mainly arise from the acquisitions and disposals described above.

3- Discontinued operations / Assets and liabilities held for sale

Discontinued operations relate to the Group’s sauces activities, which comprise the following entities: HP Foods (Europe), Lea and Perrins (United States), Amoy and Amoy Foods (Asia). In June 2005, the Group announced that it has concluded an agreement to dispose its sauces activities in Europe and the United States and that the disposal of its sauces activities in Asia was in progress. The accounting treatment of the sauces activities, which were discontinued as of June 30, 2005, is detailed in Note 1.X.

Following the announcements of the disposal of the Group’s investments in Mahou (Beer – Spain) and CCDA (Water – United States), which will take place in the second half of 2005, the value of the Group’s investments in these two affiliates is reflected under the line item “Assets held for sale” in the consolidated balance sheet as of June 30, 2005.

As of December 31, 2004, the assets and liabilities of Italaquae (Beverages – Italy), a subsidiary that was disposed of in January 2005, were reflected in the consolidated balance sheet under the line items “Assets held for sale” and “Liabilities held for sale”, respectively.

As of June 30, 2004, the assets and liabilities of Jacobs (Biscuits – United Kingdom) and Irish Biscuits (Biscuits – Ireland), subsidiaries that were disposed of in September and August 2004, were reflected in the consolidated balance sheet under the line items “Assets held for sale” and “Liabilities held for sale”, respectively.

The following table details the income statements of the sauces activities, which were discontinued as of June 30, 2005:

	Six months ended		Year ended
	June 30, 2005	June 30, 2004	December 31, 2004
Net sales	154	154	302
Cost of goods sold	(75)	(76)	(146)
Selling expenses	(32)	(33)	(61)
General and administrative expenses	(10)	(10)	(21)
Research and development expenses	(1)	(1)	(2)
Other (expense) income	(2)	(2)	(6)
Trading operating income	33	32	66
Income tax	(10)	(9)	(19)

Net income from discontinued operations	23	23	47

The following table details the statement of cash flows of the sauces activities, which were discontinued as of June 30, 2005:

	Six months ended		Year ended
	June 30, 2005	June 30, 2004	December 31, 2004
Net income	23	23	47
Depreciation and amortization	3	3	6
Other changes	(2)	(1)	(1)
Cash flows provided by operations	24	25	52
(Increase) decrease in inventories	0	1	1
(Increase) decrease in trade accounts receivable	(1)	7	4
Increase (decrease) in trade accounts payable	2	1	1
Other changes	(8)	(6)	(1)

Net change in current working capital	(7)	3	5
Cash flows provided by operating activities	17	28	57
Capital expenditure	(3)	(1)	(6)
Net change in loans	0	1	1
Cash flows used by investing activities	(3)	0	(5)

Increase in cash and cash equivalents	14	28	52

The following table details assets and liabilities of discontinued operations, as well as assets and liabilities held for sale:

	As of June 30, 2005	As of June 30, 2004	As of December 31, 2004
Assets of discontinued operations *	340	—	—
Assets held for sale	382	494	136
Total assets	722	494	136
Liabilities of discontinued operations *	110	—	—
Liabilities held for sale	0	101	72
Total liabilities	110	101	72

*	The table below details assets and liabilities of discontinued operations (sauces activities) as of June 30, 2004 and December 31, 2004:

	As of June 30, 2004	As of December 31, 2004
- Assets	351	333
- Liabilities	80	118

4- Impairment reviews

The net book value of goodwill, brands, other intangible assets and investments accounted for under the equity method is reviewed annually and when certain events or circumstances indicate that their value may be impaired. These events or circumstances are linked to significant, unfavorable and durable changes that have an impact on the economic environment, the assumptions or targets set at the time of acquisition. An impairment charge is recorded when the recoverable value of the assets tested becomes permanently lower than their net book value. Recoverable value is determined as detailed in Note 1.C.

As of June 30, 2005, the Group has performed a review of the events and circumstances that could have indicated that the value of some assets might be impaired. In particular, the Group performed this review for its water HOD activities. Accordingly, and as the Group has announced that it is currently discussing the disposal of its HOD activities in the United States, it was decided to reconsider the recoverable value of the Group’s investments in DS Waters LP based on the estimated net selling price. As of June 30, 2005, a € 200 million net of tax charge was recorded under the line item “Share in net income (loss) of affiliates”, with a corresponding impact on the line items “Investments accounted for under the equity method” and “Provisions and other liabilities” in the balance sheet.

5- Convertible bonds

In June 2005, the Group early repaid 2,812,194 convertible bonds, for a total value of € 555 million, giving rise to a € 13 million financial charge.

As of June 30, 2005, the remaining convertible bonds amounted to € 70 million, represented by 353,887 bonds.

6- Stock options

As indicated in Note 1.Q, stock options granted to employees are measured at their grant date fair value, based on assumptions determined by management. Stock options granted in 2004 and in the first half of 2005 were valued based on the following assumptions:

	2004	2005
Risk free interest rate	3.7%	3.1%
Expected life	6 years	6 years
Expected volatility	20.3%	18.7%
Expected dividend yield	1.9%	1.8%

The weighted average value of options granted in 2004 and in the first half of 2005 amounted to € 15.7 and € 13.7, respectively.

The expense recorded in the first half of 2005 in relation to stock options amounted to € 12 million. As of June 30, 2005, 9,399,572 options were outstanding.

7- Commitments relating to financial investments

•	As part of the creation of the company The Danone Springs of Eden BV, the Group has granted a put option and has been granted a call option on the 33.1% interest it does not already own, directly or indirectly. These options can be unconditionally exercised in 2008 and, when certain conditions are met, before 2008. The exercise price of these options is based on a valuation of the company that takes into account its economic performance and results.

The Group’s commitment relating to these options has not changed over the first half of 2005.

•	As part of the creation of the joint venture DS Waters LP, Suntory Ltd has been granted a put option on its shareholding in the joint venture. This option can be exercised in two stages, in November 2006 and November 2008. The exercise price of the option is based on the market value of the joint venture less 15%, with a floor ($ 310 million, ie € 260 million) and a cap ($ 700 million, ie € 580 million). As of June 30, 2005, the Group’s commitment with regards to this put option was valued at € 230 million and was accrued for (refer Note 4). In addition, the Group is committed to subscribe preference shares for a total amount of $ 150 million (€ 125 million) if DS Waters LP is unable to meet its bank covenants in November 2006.

•	Finally, the Group is committed to acquiring the shareholdings owned by third parties in some of the less than 100% owned subsidiaries and affiliates, should these third parties wish to exercise their put options. As the acquisition price is generally based on the subsidiary or affiliate’s annual profitability, the value of these commitments has not been revised as of June 30, 2005.

As of December 31, 2004, the Group’s commitments in relation to these options amounted to € 2,560 million, of which € 2,440 million, which relates to options granted on subsidiaries, was recorded as financial liabilities in the consolidated balance sheet. Following the exercise of some of these options in the first half of 2005 (and, in particular, a portion of the option granted to the minority stockholders of Danone Asia), the Group’s commitments and financial liabilities have been reduced by € 106 million.

In the first half of 2005, the Group has not entered into any new commitments. In addition, the value of all the commitments will be revised as of December 31, 2005 based on the actual financial performance of the entities over the year 2005.

8- Segment information

8.1 - By activity

	As of and for the six months ended June 30, 2005
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Total Divisions	Unallocated items	Total Group
Net divisional sales	3,513	1,772	1,162	6,447	—	6,447
Sales within the Group	(9)	—	(1)	(10)	—	(10)
Net sales outside the Group	3,504	1,772	1,161	6,437	—	6,437
Trading operating income	507	242	153	902	(45)	857
Share in net income (loss) of affiliates	27	(188)	29	(132)	—	(132)
Investments accounted for under the equity method	822	349	198	1,369	—	1,369
Capital expenditures	116	87	21	224	4	228
Depreciation and amortization expense	98	84	41	223	9	232
Cash flows provided by operations	430	248	140	818	(1)	817
Total assets	3,991	3,652	2,948	10,591	4,856 *	15,447

	As of and for the six months ended June 30, 2004
(In millions of euro)	Fresh Dairy Products	Beverages	Biscuits	Total Divisions	Unallocated items	Total Group
Net divisional sales	3,263	1,705	1,299	6,267	—	6,267
Sales within the Group	(9)	—	(1)	(10)	—	(10)
Net sales outside the Group	3,254	1,705	1,298	6,257	—	6,257
Trading operating income	463	279	134	876	(56)	820
Share in net income (loss) of affiliates	18	(5)	9	22	—	22
Investments accounted for under the equity method	825	1,526	151	2,502	—	2,502
Capital expenditures	94	77	31	202	8	210
Depreciation and amortization expense	94	85	50	229	10	239
Cash flows provided by operations	403	289	129	821	(40)	781
Total assets	3,772	4,797	3,459	12,028	4,222 *	16,250

*	Including assets held for sale.

8.2- By geographic area

	As of and for the six months ended
	June 30, 2005				June 30, 2004
(In millions of euro)	Europe	Asia	Rest of the World	Total	Europe	Asia	Rest of the World	Total
Net sales outside the Group	4,120	1,119	1,198	6,437	4,100	1,047	1,110	6,257
Trading operating income	639	126	137	902	633	138	105	876
Share in net income (loss) of affiliates	15	29	(176)	(132)	10	6	6	22
Capital expenditures	126	53	45	224	110	50	42	202
Cash flows provided by operations	608	127	83	818	581	156	84	821

Total assets	6,592	2,296	1,703	10,591	7,405	2,053	2,570	12,028

9- Adoption of IFRS

As indicated in Note 1.A, for purposes of comparison, the consolidated accounts for the first half of 2004 and for the year 2004 have been adjusted to comply with IFRS. The main differences between the consolidated accounts prepared under principles generally accepted in France and under IFRS are detailed in the annual report on Form 20-F for the year 2004.

The consolidated accounts for the first half of 2004, as presented below, have been prepared in accordance with IFRS 1, First time adoption of International Financial Reporting Standards and all the standards that were published by the IASB as of December 31, 2004, and adopted by the European Commission.

In particular, the information presented below has been prepared based on:

•	The standards IAS 32, Financial Instruments: Presentation and Disclosures, and IAS 39, Financial Instruments: Recognition and Measurement, given that the Group is not impacted by the provisions of these standards that were rejected by the European Commission;

•	The standard IFRS 2, Share Based Payments, which was published by the IASB on February 19, 2004 and was adopted by the European Union on February 7, 2005.

9.1 – Reconciliation of stockholders’ equity

The reconciliation between stockholders’ equity under French GAAP and stockholders’ equity under IFRS, as of January 1, 2004 and June 30, 2004, is as follows:

(In millions of euro)	JAN 1, 2004	JUNE 30, 2004
Stockholders’ equity under French GAAP	4,824	4,875

Actuarial gains and losses on pension liabilities	(105)	(103)
Deferred taxes on brand names	(355)	(355)
Goodwill relating to the acquisition of foreign subsidiaries	(45)	(45)
Unrealized gains on available-for-sale securities	69	38
Convertible bonds	27	23
Derivative financial instruments and amortized cost method	(9)	(26)
Goodwill amortization and impairment	—	128
Reclassification of minority interests on treasury shares	(16)	(16)
Other	(21)	(21)
Tax effect of the above adjustments	21	35
Reclassification of minority interests	253	239

Stockholders’ equity under IFRS	4,643	4,772

9.2- Reconciliation of net income

The reconciliation of net income from French GAAP to IFRS for the first half of 2004 is as follows:

(In millions of euro)	Six months ended June 30, 2004
Consolidated net income under French GAAP	526
Attribuable to the Group	437
Attributable to minority interests	89

Goodwill amortization and depreciation	46
Impairment charge on Jacobs and Irish Biscuits’ goodwill	81
Compensation costs under stock option plans	(14)
Net periodic pension costs relating to pension	2
Convertible bonds	(4)
Derivative financial instruments and amortized cost method	(5)
Other	2
Tax effect of the above adjustments	2

Consolidated net income under IFRS	636
Attributable to the Group	547
Attributable to minority interests	89

9.3- Description of main differences

The main differences between French GAAP and IFRS, as they apply to the Group, are the following:

A –Differences relating to the application of IFRS 1 – First time adoption of International Financial Reporting Standards

IFRS 1 addresses the first time application of IFRS. This standard grants first-time adopters limited exemptions from the requirements to apply all IFRS on a retrospective basis. These exemptions are the following:

1- Business combinations. IFRS 1 allows first time adopters not to apply IFRS 3, Business combinations, on a retrospective basis to business combinations that took place prior to January 1, 2004. The Group has chosen to apply this exemption. Consequently, business combinations prior to January 1, 2004 have not been restated.

2- Fixed assets. IFRS 1 allows first-time adopters to measure items of fixed assets (property, plant and equipment, investment property and certain intangible assets) at the date of transition to IFRS at their fair value and use that fair value as their deemed cost.

The accounting principles that are applied by the Group regarding the recognition and measurement of fixed assets being similar to those prescribed by IFRS, the Group believes that the net book value of its fixed assets under French GAAP is equivalent to the net book value those assets would have, had the Group always applied IFRS. Consequently, the Group has chosen not to re-measure its fixed assets at fair value as of January 1, 2004.

3- Unrecognized actuarial gains and losses. IFRS 1 allows first-time adopters to recognize all cumulative actuarial gains and losses at the date of transition to IFRS. The Group has chosen this option and pension liabilities have been increased by € 105 million as of January 1, 2004 and by € 103 million as of June 30, 2004, resulting in a decrease in stockholders’ equity by the same amount. In addition, (i) the net periodic pension cost for the first half of 2004 has been reduced by € 2 million before tax, which corresponds to the amortization of actuarial gains and losses, and (ii) the impairment charge recorded in relation to the goodwill of Jacobs (Biscuits – the United Kingdom) and Irish Biscuits (Biscuits – Ireland) has been reduced by € 36 million, which corresponds to the actuarial losses net of tax that were fully recognized at transition date. The Group will continue to apply the “corridor” approach after the transition date, whereby actuarial gains and losses are recognized when they exceed 10% of the higher of the pension obligation and the fair value of assets.

4- Cumulative translation adjustments. The Group has chosen the exemption offered by IFRS 1 regarding cumulative translation adjustments for foreign operations: these translation adjustments, which amounted to € 1.9 billion as of January 1, 2004, will be deemed to be zero at the date of transition to IFRS.

This restatement has no impact on stockholders’ equity. In addition, the gain or loss on subsequent disposals of foreign operations will exclude translation differences that arose prior to the transition date.

Consequently, under IFRS, the impairment charge in relation to the goodwill of Jacobs and Irish Biscuits was reduced by € 14 million, which corresponds to the cumulative translation adjustments as of January 1, 2004.

B- Presentation differences

1. Net sales and selling expenses. Under French GAAP, consideration given by the Group to its customers as part of trade sales promotions is recorded as promotional expenses within selling expenses.

In accordance with IAS 18, Revenue, certain trade sales promotions, such as cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, must be classified as a reduction of net sales when there is no separately identifiable and measurable benefit associated with these expenses. In the income statement prepared under IFRS for the first half of 2004, net sales and selling expenses have been reduced by € 584 million. This reclassification has no impact on operating income or net income.

2. Presentation of exceptional items. Under French GAAP, exceptional items are presented on a separate line in the income statement.

In accordance with IAS 1, Presentation of financial statements, exceptional items cannot be presented on a separate line in the income statement. As recommended by the French accounting standard setter (Recommendation N° 2004 - R 02), some exceptional items have been included in operating income under the line item “Other operating (expense) income”. The Group also presents a trading operating income that excludes the line item “Other operating (expense) income”. This line includes (i) capital gains or losses on disposal of consolidated companies, and (ii) impairment charges on intangible assets (including goodwill) held by consolidated entities.

Capital gains and losses as well as impairment charges relating to entities that are accounted for under the equity method are presented under the line item “Share in net income/(loss) of affiliates”. Capital gains and losses as well as impairment charges relating to non-consolidated investments are presented under the line item “Other financial (expense) income”.

Consequently, in the first half of 2004, the € 49 million exceptional charges have been reclassified under the line item “Other (expense) income” for a negative amount of € 30 million, under the line item “Other operating (expense) income” for a negative amount of € 101 million and under the line item “Other financial (expense) income” for a positive amount of € 82 million.

3. Presentation of the consolidated balance-sheet. Under French GAAP, the consolidated balance-sheet is presented based on the liquidity of assets and liabilities. In accordance with IAS 1, Presentation of financial statements, current assets and current liabilities must be presented separately from non-current assets and non-current liabilities, respectively.

The adoption of IAS 1 had no impact on the presentation of the Group’s consolidated balance-sheet.

4. Minority interests. Under French GAAP, minority interests are not included within equity in the consolidated balance sheet. In accordance with IAS 27, Consolidated and Separate Financial Statements, minority interests have to be presented within equity, separately from the parent stockholders’ equity.

In addition, under French GAAP, put options granted to minority shareholders are presented as off-balance sheet items and these put options do not have any impact in the presentation and measurement of minority interests in the consolidated balance sheet. In accordance with IAS 32, Financial instruments: Disclosure and Presentation, minority interests that hold put options on their interest in Group’s subsidiaries must be reflected as financial liabilities in the consolidated balance sheet (see paragraph C.5 below).

5. Intangible assets. Under French GAAP, trade goodwill (“ fonds de commerce ”) is treated as an identifiable intangible asset and is reflected under the line item « Other intangible assets, net » in the consolidated balance sheet.

In accordance with revised IAS 38, Intangible assets, trade goodwill does not qualify for recognition as an identifiable asset and must be subsumed with goodwill. Consequently, as of January 1, 2004, the Group has reclassified its trade goodwill from the line item “Other intangible assets, net” to the line item “Goodwill, net” for a total amount of € 55 million.

6. Deferred taxes. Under French GAAP, deferred taxes are classified as long-term or short-term items consistently with the classification of the item to which they relate.

In accordance with IAS 12, Income taxes, all deferred tax assets and liabilities must be reflected as non-current assets and non-current liabilities in the consolidated balance sheet, and must be presented separately on the face of the balance sheet. Consequently, the Group has reclassified from current to non-current items net deferred tax assets amounting to € 80 million and € 92 million as of January 1, 2004 and June 30, 2004, respectively.

7. Presentation of assets and liabilities held for sale and discontinued operations. Under French GAAP, assets and liabilities that are held for sale are not presented separately from other assets and liabilities.

In accordance with IFRS 5, Non-current assets held for sale and Discontinued Operations, assets and liabilities that are held for sale must be presented on separate line items in the consolidated balance-sheet. In addition, income from discontinued operations must be presented on a separate line item in the consolidated income statement. Under IFRS 5, a discontinued operation is defined as a component of an entity that (i) generates cash flows that are largely independent from cash flows generated by other components, (ii) is held for sale or has been sold, and (iii) that represents a separate major line of business or geographic area of operations. The Group has determined that, given the way it is organized, components will correspond to the reportable segments and geographic areas as described in the consolidated financial statements.

The assets and liabilities of Jacobs (Biscuits – the United Kingdom) and Irish Biscuits (Biscuits – Ireland), that were held for sale as of June 30, 2004, have been presented separately in the consolidated balance sheet prepared under IFRS. In addition, following the announcement in the first half of 2005 of the Group’s intent to dispose of its sauces activities, net income and cash flows of these activities have been reflected in separate line items of the IFRS consolidated income statement and statement of cash flows, respectively.

C. Measurement differences

1. Share based payments. Under French GAAP, stock options granted to employees are not measured at their fair value and have no impact on the consolidated income statement.

In accordance with IFRS 2, Share Based Payments, stock options granted to employees must be measured at fair value determined at their grant date and such fair value must be expensed as incurred over the vesting period. The fair value of options is determined using a Black & Scholes model, based on the assumptions determined by management. The Group has measured the fair value of all the options that were not fully vested as of January 1, 2004 (including those granted before November 7, 2002, the date as from which all grants must be accounted for under the provisions of IFRS 2). The application of IFRS 2 does not have any effect on the consolidated balance-sheet nor on stockholder’s equity. Compensation charge recognized in the IFRS income statement for the first half of 2004 amounted to € 14 million with a corresponding increase in stockholders’ equity.

2. Brand names and goodwill amortization. Under French GAAP, brand names acquired in a purchase business combination are not systematically amortized whereas goodwill is systematically amortized over a period that reflects, as fairly as possible, the assumptions, objectives and prospects existing at the date of acquisition. Brand names and goodwill are subject to impairment reviews at least annually. An impairment is recorded when the recoverable value appears to be durably less than the carrying value, where recoverable value corresponds to the higher of fair value and net selling price.

In accordance with IFRS 3, Business Combinations and revised IAS 38, Intangible Assets, goodwill and intangible assets with an indefinite useful life must not be amortized but instead must be tested for impairment at least annually. Consequently, the goodwill amortization charge recorded in the French GAAP income statement was reversed in the IFRS income statement for a total amount of € 46 million, including € 36 million in relation to subsidiaries and € 10 million in relation to affiliates.

The reversal of the amortization charge related to the goodwill of Jacobs and Irish Biscuits resulted in an additional impairment charge of € 3 million.

In addition, the principles applied by the Group as of December 31, 2003 and June 30, 2004 regarding impairment testings of long-lived assets are compliant with the provisions of revised IAS 36, Impairment of Assets.

3. Deferred taxes on brand names. Under French GAAP, deferred income taxes relating to non-amortized brand names acquired in a purchase business combination are not recorded.

IAS 12 Income taxes, does not allow such an exception to the non-recognition of deferred taxes. Consequently, deferred tax liabilities must be recorded in relation to the difference between the tax base and the accounting base of brand names, including those brand names that have an indefinite useful life. Deferred tax liabilities have therefore been increased by € 399 million and € 400 million as of January 1, 2004 and June 30, 2004, respectively (out of which € 355 million are attributable to the Group), and stockholders’ equity has been decreased by the same amounts.

In addition, the impairment charge recorded in relation to the goodwill of Jacobs and Irish Biscuits was reduced by € 34 million, which correspond to the deferred taxes on the brand names of these two subsidiaries as of January 1, 2004.

4. Goodwill relating to the acquisition of subsidiaries in the Euro zone. In the French GAAP financial statements, goodwill relating to the acquisition of subsidiaries in the Euro zone (before the adoption of the euro) is translated into euro using a historical exchange rate.

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, goodwill should have been converted into euro using closing exchange rates. The difference between historical exchange rates and closing exchange rates was reflected as a reduction in goodwill for a total amount of € 45 million as of January 1, 2004 and stockholders’ equity was reduced by a similar amount as of that date.

5. Put options granted to minority shareholders. The Group is committed to acquiring the minority shareholdings owned by third parties in some of the less than 100% owned subsidiaries, should these third parties wish to exercise their put options. These options are treated as off-balance sheet commitments under French GAAP and are not reflected in the balance sheet, except in case of unrealized losses, which are accrued for.

IAS 32 requires that the exercise price of such options granted to minority interests be reflected as a financial liability in the consolidated balance sheet.

As of today, there remains some uncertainty regarding the treatment of the difference between the exercise price of the options and the carrying value of the minority interests that have to be reclassified within financial liabilities. In the absence of guidance from IFRIC, the Group has chosen to present such a difference as additional goodwill. This goodwill will be adjusted at period end to reflect changes in the exercise price of the options and in the carrying value of minority interests to which they relate. In management’s view, this treatment better reflects the economic substance of the transaction. However, this treatment could have to be modified if a new standard or interpretation issued before December 31, 2005 were to suggest that it is not appropriate.

As of January 1, 2004 and June 30, 2004, the application of such a treatment resulted in decreases in minority interests of € 405 million and € 355 million, respectively, increases in financial liabilities of € 2,018 million and € 2,018 million, respectively, and increases in goodwill of € 1,596 million and € 1,647 million, respectively. In addition, stockholders’ equity has been decreased by € 16 million as of January 1, 2004 and June 30, 2004, corresponding to the minority’s share in treasury shares owned by subsidiaries. This treatment has no impact on net income.

As indicated in paragraph 8 below, put options granted to the other shareholders of some of the Group’s investments in non-controlled companies are measured at their fair value and are reflected in the consolidated balance sheet. Unlike put options granted to minority interests, the exercise price of put options granted to partners in non-controlled entities is not reflected as a financial liability in the consolidated balance sheet.

6. Investment in debt and non-consolidated investments. Under French GAAP, investments in debt and non-consolidated investments are recorded at their acquisition cost. An allowance is recorded when their recoverable value appears to be durably less than their carrying value. Recoverable value is determined based on a multi-criteria analysis, including fair value, expected profitability and revalued net assets. Unrealized gains and temporary unrealized losses are not recognized.

In accordance with IAS 39, Financial instruments: Recognition and Measurement, investments in debt and equity securities are classified into four categories: (i) financial assets and liabilities at fair value through profit or loss, (ii) held to maturity securities (company has a positive intent and ability to hold the securities to maturity), (iii) available-for-sale securities and (iv) loans and receivables. Under IFRS, the Group’s non-consolidated investments are treated as available-for-sale and are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in stockholders’ equity. Unrealized losses that are other than temporary are charged in the income statement. As of January 1, 2004 and June 30, 2004, net unrealized gains before tax amounted to € 69 million and € 38 million, respectively.

7. Convertible bonds (« OCEANES »). Under French GAAP, convertible bonds are fully reflected as a financial liability in the consolidated balance sheet, under the line item « convertible bonds ». The conversion option does not have to be separated from the host debt instrument.

In accordance with IAS 32, when a financial instrument has several components (“hybrid” financial instruments), the debt components must be separated from the equity components. Accordingly, options that enable the holder to convert the financial instrument into equity of the issuer must be classified as equity in the consolidated balance sheet. The nominal amount of the instrument must be allocated between the different components, the value of the equity component being the residual value (difference between the total value of the instrument and the value of the debt component). The value of the debt component must correspond to the market value of a debt instrument having the same characteristics, but without a conversion option.

The retrospective application of IAS 32 to the convertible bonds issued by the Group in June 2001 resulted in increases in stockholders’ equity of € 27 million and € 23 million as of January 1, 2004 and June 30, 2004, respectively. In addition, interest expense for the first half of 2004 was increased by € 4 million.

8. Derivative financial instruments and application of the amortized cost method. Under French GAAP, derivative financial instruments that are treated as hedging instruments are not reflected in the balance sheet. Any gain or loss relating to those derivatives are deferred and recognized in the income statement in the period during which the underlying hedged items affect earnings.

In addition, interest - bearing assets and liabilities are reflected at their historical cost in the balance sheet, after taking account of allowances on assets, when necessary. Interest income and expense in relation to these financial instruments are calculated based on the interest rate negotiated when the instrument was issued. Issue costs are capitalized and amortized over the life of the instruments.

In accordance with IAS 39, all derivative financial instruments must be recorded in the balance sheet at their fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in equity: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are directly recognized in the income statement.

In addition, IAS 39 requires that some financial assets and liabilities be measured at their amortized cost using the effective interest rate method.

As of January 1, 2004 and June 30, 2004, the application of IAS 39 has negatively impacted stockholders’ equity by € 9 million and € 26 million, respectively (before tax). In the first half of 2004, the application of IAS 39 resulted in a € 5 million charge before tax.

In addition, under French GAAP, put options granted to the Group’s partners in non-controlled entities are reflected as off-balance sheet commitments. In accordance with IAS 39, these put options are reflected in the balance sheet at fair value with changes in fair value recorded in the income statement. As of January 1, 2004 and June 30, 2004, fair value of those put options was nil.

9. Securitization of trade receivables. In 2001, the Group entered into a securitization program with financial institutions to sell without recourse accounts receivable to a special purpose vehicle (“FCC - Fonds Commun de créances”). Under French GAAP, the FCC is not consolidated as the Group does not have the power to govern its financial and operating policies. Consequently, the receivables sold are no longer reflected in the balance sheet.

In accordance with SIC 12 – Consolidation – Special Purpose Entities, the FCC must be consolidated as the Group keeps a majority of the risks and rewards associated with the activities of the FCC. Consequently, under IFRS, the receivables sold must be kept in the balance sheet and a financial liability must be recognized for a similar amount. As of January 1, 2004 and June 30, 2004, the securitized receivables amounted to € 667 million and € 761 million, respectively.

9.4- Consolidated income statement and balance sheet

The table below presents a reconciliation between the consolidated income statement under French GAAP and the consolidated income statement under IFRS for the first half of 2004:

	Under French GAAP	Impact of transition to IFRS	Under IFRS
	(In millions of euro)
Net sales	6,995	(738)	6,257
Cost of goods sold	(3,217)	(76)	(3,141)
Selling expenses	(2,214)	616	(1,598)
General and administrative expenses	(501)	10	(491)
Research and development expenses	(64)	1	(63)
Other (expense) income	(136)	(8)	(144)

Trading operating income	863	(43)	820

Other operating (expense) income	—	(20)	(20)

Operating income	863	(63)	800

Exceptional items	(49)	49	—
Interest income	30	1	31
Interest expense	(77)	(10)	(87)

Cost of net debt	(47)	(9)	(56)
Other financial (expense) income	6	88	94

Income before tax	773	65	838
Income tax	(258)	11	(247)
Income from consolidated companies	515	76	591
Share in net income/(loss) of affiliates	11	11	22

Net income from continuing operations	526	87	613
Net income from discontinued operations	—	23	23

Net income	526	110	636
- Attributable to the Group	437	110	547
- Attributable to minority interests	89	—	89
Diluted earnings per share attributable to the Group
(in euros)	1.70	—	2.13

The table below presents a reconciliation between operating income under French GAAP and operating income under IFRS:

Six months ended June 30, 2004
(In millions of euro)
Operating income under French GAAP	863

Goodwill amortization	36
Impairment of assets	(10)
Integration and restructuring charges	(18)
Compensation cost under stock options plans	(14)
Net periodic pension cost	2
Derivative financial instruments	(5)
Other	(2)
Operating income from discontinued operations	(32)
Trading operating income under IFRS	820

Impairment charges in relation to the goodwill of Jacobs and Irish Biscuits	(20)
Operating income under IFRS	800

The table below presents a reconciliation between the consolidated balance sheet under French GAAP and the consolidated balance sheet under IFRS as of June 30, 2004:

	Under French GAAP	Impact of transition to IFRS	Under IFRS
	(In millions of euro)
ASSETS
Property, plant and equipment, net	2,728	(43)	2,685
Brand names	1,287	(120)	1,167
Other intangible assets, net	246	(67)	179
Goodwill, net	2,044	1,515	3,559

	3,577	1,328	4,905

Investments accounted for under the equity method	2,494	8	2,502
Investments in non-consolidated companies	257	38	295
Long-term loans	324	(5)	319
Deferred taxes	—	83	83
Other long-term assets	293	—	293

Non-current assets	9,673	1,409	11,082

Inventories	628	(21)	607
Trade accounts and notes receivable	1,049	724	1,773
Other accounts receivable and prepaid expenses	656	(13)	643
Short-term loans	33	—	33
Marketable securities	1,131	—	1,131
Cash and cash equivalents	488	—	488
Assets held for sale	—	494	494

Current assets	3,985	1,184	5,169

Total assets	13,658	2,593	16,251

LIABILITIES AND STOCKHOLDERS’ EQUITY
Capital stock (par value € 0.5 per share)	134	—	134
Additional paid-in capital	217	41	258
Retained earnings	7,247	(2,311)	4,936
Cumulative translation adjustments	(1,823)	1,914	91
Treasury stocks	(900)	(16)	(916)
Net income recognized directly in equity	—	30	30

Stockholders’ equity attributable to the Group	4,875	(342)	4,533

Minority interests	639	(400)	239

Stockholders’ equity	5,514	(742)	4,772

Convertible bonds	624	(24)	600
Long-term debt	2,868	2,719	5,587
Retirement indemnities, pensions and post-retirement healthcare benefits	268	73	341
Deferred taxes	72	330	402
Provisions and other liabilities	250	(3)	247

Non-current liabilities	4,082	3,095	7,177

Trade accounts and notes payable	1,737	(17)	1,720
Accrued expenses and other current liabilities	1,698	81	1,779
Short-term debt and bank overdraft	627	75	702
Liabilities held for sale	—	101	101

Current liabilities	4,062	240	4,302

Total liabilities and stockholders ‘equity	13,658	2,593	16,251

9.5- Statement of cash flows and changes in net debt

There are no significant differences in the principles used to prepare the statement of cash flows under French GAAP and the statement of cash flows under IFRS.

The table below presents a reconciliation between the Group net debt under French GAAP and the Group’s net debt under IFRS as of January 1, 2004 and June 30, 2004:

	As of January 1, 2004	Changes	As of June 30, 2004
Net debt under French GAAP	2,692	(261)	2,431
Put options granted to minority interests	2,018	—	2,018
Securitization of receivables	667	94	761
Convertible bonds	(29)	6	(23)
Derivative financial instruments and amortized cost method	17	(7)	10
Other	6	—	6

Net debt under IFRS	5,371	(168)	5,203

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: September 19, 2005	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer